FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of August 2002 (August 21, 2002)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is an announcement of The News Corporation Limited released to the Australian Stock Exchange ("ASX") on August 15, 2002.












































	SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	August 21, 2002			By:	/s/ Arthur M. Siskind
						Arthur M. Siskind
						Director





	EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


Announcement by The News Corporation Limited
released to ASX on August 15, 2002.				6


































EXHIBIT A


The News Corporation Limited
A.B.N. 40 007 910 330
REGISTERED OFFICE: 121 King William Street, Adelaide, South Australia 5000 TELEPHONE + 61 8 8206 2764: FACSIMILE +61 8 8206 3630


15 August 2002

Company Announcements Office
Australian Stock Exchange
On Line Lodgement

Final Dividend

The Company advises that it will pay a final unfranked dividend of $0.015 per Ordinary shareand $0.0375 per Preferred Limited Voting Ordinary share on 9 October 2002.

Entitlements to the dividend will be determined at 5 p.m., 6 September 2002. The ex date will be 2 September 2002.

The Company's Dividend Reinvestment Plan will be applicable to this dividend. Elections with respect to participation in the Plan for the dividend must be lodged with the Company's registrar, Computershare Investor Services Pty Limited, Level 5, 115 Grenfell Street,Adelaide SA 5000, telephone (08) 8236-2300, facsimile (08) 8236-2305, by 5 p.m., 6 September 2002. A discount rate of 10% will apply to the issued prices determined in accordance with the plan used to calculate Plan share allotments.


Rob Moon
Company Secretary